NEWS RELEASE

For immediate release

NORBORD TO TAKE A COMBINED TOTAL OF 19 DAYS OF DOWNTIME IN MARCH AND APRIL

TORONTO, ON (February 27, 2007) -- Norbord Inc. announced today that it plans to take scheduled downtime for regular maintenance at four of its North American oriented strand board (OSB) operations in March and April.

The Company’s plants at Huguley, Alabama, Joanna, South Carolina and Jefferson and Nacogdoches, Texas plan to take a combined total of 19 days of downtime.

The shuts will result in the curtailment of approximately 25 million square feet (3/8"basis) of production.

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion, employing approximately 2,800 people at 16 plant locations in the United States, Europe and Canada. Norbord is one of the world’s largest producers of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard (MDF), hardwood plywood and related value-added products. Norbord is a publicly traded company listed on the TSX under the symbol NBD.

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Contact:
Michael Botha
Vice President and Controller
(416) 643-8837
michael.botha@norbord.com

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4